UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

Commission File Number 0-51005

PANTHERA EXPLORATION INC.

Translation of registrant’s name into English

#709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F       X

 Form 40-F   ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                           No       X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

SUBMITTED HEREWITH

Exhibits

99.1	News Release – March 12, 2010 – Stock Options
99.2	Material Change Report – March 12, 2010 – Stock Options

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PANTHERA EXPLORATION INC.

(Registrant)

By: /s/Bruce Winfield

Bruce Winfield

President and Chief Executive Officer

Date: April 9, 2010

EXHIBIT 99.1

Panthera Exploration Inc.
Suite 709 - 837 West Hastings Street

Terminal City Club Tower, Vancouver, B.C. V6C 3N6	TSX Venture Exchange PNX
Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058	OTC PNXLF
www.pantheraexploration.com info@pantheraexploration.com	Frankfurt WKN A0RK7E

NEWS RELEASE – March 12, 2010

Panthera Grants Stock Options

Panthera Exploration Inc. (the “Company”) (PNX-TSX.V; PNXLF-OTC; OAY-Frankfurt) announces that pursuant to the Company's Stock Option Plan, it has granted incentive stock options to its officers and directors to purchase up to an aggregate of 700,000 common shares in the capital stock of Panthera Exploration Inc., exercisable for a period of five years, at a price of $0.13 per share. These options are subject to a four-month hold period.

In other news, based on results of its due diligence work, Panthera has decided not to proceed with an option to purchase agreement for the Laguna Caro lithium property, as outlined in the letter of intent, previously announced on December 23, 2009.

ON BEHALF OF THE BOARD

"Bruce Winfield"

Bruce Winfield, President & CEO

For further information please contact, Bruce Winfield at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@pantheraexploration.com, or visit the Company’s web site at http://www.pantheraexploration.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or the accuracy of this release.

2010

EXHIBIT 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Company

Panthera Exploration Inc.  (the "Issuer")

#709 - 837 West Hastings Street

Vancouver, BC  V6C 3N6

Phone:  (604) 687-1828

2.

Date of Material Change

March 12, 2010

3.

Press Release

The press release was released on March 12, 2010 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.

Summary of Material Change(s)

The following is summary of the nature and substance of the material changes:

1.

the Issuer has granted incentive stock options to its officers and directors to purchase up to an aggregate of 700,000 common shares in the capital stock of Panthera Exploration Inc., exercisable for a period of five years, at a price of $0.13 per share, subject to a four-month hold period; and

2.

the Issuer has decided not to proceed with an option to purchase agreement for the Laguna Caro lithium property as previously announced on December 23, 2009.

5.

Full Description of Material Change

Panthera Exploration Inc. (the “Company”) (PNX-TSX.V; PNXLF-OTC; OAY-Frankfurt) announces that pursuant to the Company's Stock Option Plan, it has granted incentive stock options to its officers and directors to purchase up to an aggregate of 700,000 common shares in the capital stock of Panthera Exploration Inc., exercisable for a period of five years, at a price of $0.13 per share. These options are subject to a four-month hold period.

In other news, based on results of its due diligence work, Panthera has decided not to proceed with an option to purchase agreement for the Laguna Caro lithium property, as outlined in the letter of intent, previously announced on December 23, 2009.

6.

Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

7.

Omitted Information

Not Applicable

8.

Executive Officer

Bruce Winfield, President and CEO

Phone: (604) 687-1828

9.

Date of Report

March 12, 2010.